SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. Grant Thornton LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2007 and 2006.

Financial statements and report of independent certified public accountants
Johnson Outdoors Retirement and Savings Plan
December 31, 2007 and 2006

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007	14

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Milwaukee, Wisconsin
June 13, 2008

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NEW ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2007	2006
Investments
Investments, at fair value	$62,483,646	$55,580,989
Loans to participants	1,436,132	1,270,017
Total investments	63,919,778	56,851,006
Contributions receivable
Participant	44,780	41,752
Company	18,107	16,207
Total receivables	62,887	57,959
Net assets available for benefits at fair value	63,982,665	56,908,965
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(227,872)	13,229
Net assets available for benefits	$63,754,793	$56,922,194

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2007	2006
Additions
Investment income
Net realized and unrealized appreciation in fair value of investments	$1,001,721	$2,548,455
Interest	102,375	90,352
Dividends	4,844,290	3,591,375
Total investment income	5,948,386	6,230,182
Contributions
Participant	2,547,770	2,331,356
Company	2,935,910	2,596,347
Rollover	71,550	189,094
Total contributions	5,555,230	5,116,797
Total additions	11,503,616	11,346,979
Deductions
Distributions to participants or beneficiaries	(4,571,023)	(6,612,167)
Administrative expenses and investment management fees	(99,994)	(95,644)
Total deductions	(4,671,017)	(6,707,811)
Net increase	6,832,599	4,639,168
Assets available for benefits:
Beginning of year	56,922,194	52,283,026
End of year	$63,754,793	$56,922,194

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.    General

The Plan is a defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.    Participation

The following business units of the Company participate in the Plan:

●	Johnson Outdoors Headquarters
●	Johnson Outdoors Mankato Operations
●	Johnson Outdoors Binghamton Operations
●	Johnson Outdoors Eufaula Operations
●	Johnson Outdoors U.S. Diving Operations
●	Johnson Outdoors Old Town Canoe
●	Johnson Outdoors Ocean Kayak
●	Johnson Outdoors Watercraft Sports & Leisure

The Plan allows all regular full-time employees, as defined by the employer, to participate in the Plan on the first day of employment with one of the above-named business units.  An employee who is classified as other than a regular full-time employee shall be eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service during which the employee completes 1,000 or more hours of service.

3.    Contributions

The Plan is a two-part plan consisting of a retirement contribution feature and a savings feature.  The retirement contribution feature of the Plan enables eligible participants (other than those at Johnson Outdoors Mankato Operations and Old Town Canoe) to accumulate additional funds for retirement purposes.  The retirement contributions made by the respective business units are discretionary.  Employees of Johnson Outdoors Mankato Operations and Old Town Canoe participate in other defined benefit plans.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN - Continued

3.    Contributions - continued

Pursuant to the savings feature, eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.  The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan. The Company made matching contributions of $949,891 and $886,601 in 2007 and 2006, respectively.

In addition, the Company may make a deferred profit sharing contribution to the Plan to be allocated to the accounts of eligible participants.  The amount of such profit sharing contributions, if any, is at the discretion of the Board of Directors.  The Company made discretionary deferred profit sharing contributions of $1,982,743 and $1,714,027 in 2007 and 2006, respectively.

4.	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the respective business unit’s discretionary contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5.	Vesting

Participant contributions, Company matching contributions, discretionary contributions and investment earnings thereon are 100% vested at all times.

6.	Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A – DESCRIPTION OF THE PLAN - Continued

7.	Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms may not exceed five years.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Administration Committee, which was 8.25% as of December 31, 2007.  Principal and interest are paid through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.  Outstanding loans are considered past due after 30 days.

8.	Investment Options

During 2007 and 2006, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Index
Vanguard Windsor Fund
PIMCO II Total Return Fund
American Balanced Fund R5
Dreyfus Premier Emerging Markets Fund
Fidelity Advisor Equity Growth Fund
Capital World Growth & Income Fund R5
Oppenheimer Commodity Strategic Total Return
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Putnam Stable Value Fund
Johnson Outdoors Inc. Class A common stock

In 2006, the Washington Mutual Investors Fund R5 was replaced with the Vanguard Windsor Fund.  Also in 2006, the name of the Oppenheimer Real Asset Fund was changed to Oppenheimer Commodity Strategic Total Return.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Inc. Class A common stock fund.

9.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  The business units may also terminate discretionary contributions to the Plan.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.  As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-response investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through The Putnam Stable Value Fund, a collective trust.  As of December 31, 2006, the Plan adopted the FSP and accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2.	Investments

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  The participant loans are valued at their outstanding balances, which approximate fair value.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

3.    Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly $18.75 administrative fee.  Expenses incurred for attorney and audit fees and salary expense incurred by the Company related to the administration of the Plan are paid by the Company.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4.	Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The following investments represent 5% or more of the Plan’s assets available for benefits as of December 31:

Description	2007

PIMCO II Total Return Fund	$4,438,527
American Balanced Fund R5	3,692,577
Fidelity Advisor Equity Growth Fund	7,909,351
Capital World Growth & Income Fund R5	8,322,266
T. Rowe Price Small Cap Stock Fund	5,788,479
Putnam Stable Value Fund*	10,997,687
Vanguard Total Stock Index	3,675,366
Vanguard Windsor Fund	6,286,878
Dreyfus Premier Emerging Markets Fund	4,589,086
William Blair International Growth Fund	4,361,770

*Amount represents contract value (Fair value is $11,225,559)

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE C – INVESTMENTS - Continued

Description	2006

PIMCO II Total Return Fund	$3,962,032
American Balanced Fund R5	3,485,641
Fidelity Advisor Equity Growth Fund	6,231,220
Capital World Growth & Income Fund R5	7,090,876
T. Rowe Price Small Cap Stock Fund	6,098,445
Putnam Stable Value Fund*	10,390,686	*
Vanguard Total Stock Index	3,021,051
Vanguard Windsor Fund	6,991,810
Dreyfus Premier Emerging Markets Fund	3,375,114
William Blair International Growth Fund	3,260,818

*Amount represents contract value (Fair value is $10,377,457)

As of December 31, 2007 and 2006, the Plan’s investments included approximately 42,684 and 45,711 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2007 and 2006, the Plan’s investments appreciated in value as follows:

	2007	2006
Mutual funds	$831,947	$2,471,348
Johnson Outdoors Inc. Class A common stock	169,774	77,107

	$1,001,721	$2,548,455

All investments are participant directed.

NOTE D – INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan’s administrator believes the Plan is operating in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (“Trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered party-in-interest transactions.

NOTE F – RISK AND UNCERTAINTIES

The Plan invests in various securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 financial statements at December 31, 2007 and December 31, 2006, respectively:

	December 31 2007	December 31 2006
Net assets available for benefits per the financial statements	$63,754,793	$56,922,194
Adjustment from contract value to fair value	227,872	(13,229)
Net assets available for benefits per the Form 5500	$63,982,665	$56,908,965

The following is a reconciliation of investment income per the Form 5500 financial statements at December 31, 2007 and December 31, 2006, respectively:

	December 31 2007	December 31 2006
Investment income per the financial statements	$5,948,386	$6,230,182
Adjustment from contract value to fair value	227,872	(13,229)
Investment income per the Form 5500	$6,176,258	$6,216,953

SUPPLEMENTAL SCHEDULE

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE INDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Identity of issue, borrower, lessor or similar party	Number of shares/units	Current fair value
Vanguard Total Stock Index	107,687	$3,675,366
Vanguard Windsor Fund	118,576	6,286,878
PIMCO II Total Return Fund	436,433	4,438,527
American Balanced Fund R5	191,127	3,692,577
Dreyfus Premier Emerging Markets Fund	230,723	4,589,086
Fidelity Advisor Equity Growth Fund	115,330	7,909,351
Capital World Growth & Income Fund R5	186,556	8,322,266
Oppenheimer Commodity Strategic Total Return	164,233	1,233,391
T. Rowe Price Small Cap Stock Fund	190,473	5,788,479
William Blair International Growth Fund	149,786	4,361,770
Johnson Outdoors Inc. Class A common stock*	42,684	960,396
Putnam Stable Value Fund *	10,997,687	11,225,559

Loans to participants, interest rates ranging from 5% to 9.25%*		1,436,132
Total investments		$63,919,778

* Party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 27th day of June, 2008.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By: /s/ Richard Fiegel
       Richard Fiegel

By: /s/ David Marquette
       David Marquette

By: /s/ Sara Vidian
       Sara Vidian

By: /s/ David W. Johnson
       David W. Johnson

By: /s/ W. Floyd Wilkinson
       W. Floyd Wilkinson

By: /s/ Elizabeth A. Limpel
       Elizabeth A. Limpel

As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of Grant Thornton LLP